                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  March 8, 2002

                                VIVENDI UNIVERSAL

                             42, AVENUE DE FRIEDLAND
                                   75008 PARIS
                                     FRANCE
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F     X           Form 40-F
                                                -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes                       No     X
                                          -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Translation of Draft Resolutions and Supplemental Report of the Board of Directors to the Combined Ordinary and Extraordinary Shareholders' Meeting of Vivendi Universal to be held on April 24, 2002, as filed with the Commission des Operations de Bourse on March 8, 2002.

                                  EXHIBIT LIST


Exhibit             Description

99.1 Translation of Draft Resolutions and Supplemental Report of the Board of Directors to the Combined Ordinary and Extraordinary Shareholders' Meeting of Vivendi Universal to be held on April 24, 2002, as filed with the Commission des Operations de Bourse on March 8, 2002.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              VIVENDI UNIVERSAL


                                              By: /s/    George E. Bushnell III
                                                  -----------------------------
                                                  Name:  George E. Bushnell III
                                                  Title: Vice President

Date: March 11, 2002